ROCKY BRANDS, INC.

39 EAST CANAL STREET

NELSONVILLE, OHIO 45764

(740) 753-1951

May 9, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Adam Turk

Re:	Rocky Brands, Inc.

Registration Statement on Form S-3

(Registration No. 333-188983)

Ladies and Gentlemen:

Rocky Brands, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 9:00 a.m. on Monday, May 12, 2014, or as soon thereafter as possible.

In connection with this acceleration request of the effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Erin Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2059, and fax (614) 227-2100.

Rocky Brands, Inc.

By:	/s/ James E. McDonald
James E. McDonald, Executive Vice President and Chief Financial Officer